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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2001

                           BROKAT AKTIENGESELLSCHAFT
            (Exact name of registrant as specified in its charter)

                              Industriestrasse 3
                               D-70565 Stuttgart
                          Federal Republic of Germany
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F         [X]              Form 40-F        [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes               [_]              No               [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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On April 25, 2001, Brokat AG issued the press release attached as Exhibit 99.1, which are incorporated by reference in this Form 6-K.

           Exhibit No.                Description
           -----------                -----------
              99.1                    Press release dated April 25, 2001


The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Form 6-K or the exhibit to this Form 6-K contains such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or future transactions, identify forward-looking statements. All forward-looking statements are based on Brokat management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Brokat is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could affect Brokat's future financial and operating results, see Brokat's other filings with the Securities and Exchange Commission, including the Form 6-K filed with the Commission on November 17, 2000 and the Registration Statement on Form F-4 filed with the Commission on September 8, 2000.

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statements on Form S-8 of Brokat (Registration Nos. 333-51806, 333-47866 and 333-45594).
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BROKAT AKTIENGESELLSCHAFT


                                       By:  /s/  Stefan Roever
                                            -------------------------------
                                       Name:   Stefan Roever
                                       Title:  Chief Executive Officer


Date: April 26, 2001